EXHIBIT 12

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratios

(In millions, except ratios)

	Twelve Months Ended December 31,
	2003	2002	2001	2000	1999
EARNINGS:

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$836	$176	$(1,431)	$1,401	$951

Add: fixed charges	226	216	173	174	175

Income (loss) as adjusted	$1,062	$392	$(1,258)	$1,575	$1,126

FIXED CHARGES AND PREFERRED DIVIDENDS:

Fixed charges:
Interest expense and amortization	$122	$117	$112	$116	$99
Distributions on redeemable preferred securities	72	70	33	31	36
Rental expense(1)	32	29	28	27	40

Total fixed charges	226	216	173	174	175

Preferred stock dividend requirements	12	13	14	15	16

Total fixed charges and preferred stock dividend requirements	$238	$229	$187	$189	$191

Ratio of earnings to fixed charges(2)	4.70	1.82	—	9.03	6.43

Ratio of earnings to combined fixed charges and preferred stock dividend requirements(2)	4.45	1.71	—	8.32	5.88

(1)          Interest portion deemed implicit in total rent expense.  Amount for 1999 includes an $11 million provision representative of interest included in charge for future lease buy-outs recorded as a result of The St. Paul’s cost reduction program.

(2)          The 2001 loss is inadequate to cover “fixed charges” by $1.43 billion and “combined fixed charges and preferred stock dividends” by $1.45 billion.